Dole plc

29 North Anne Street

Dublin 7

D07 PH36

Ireland

July 28, 2021

VIA EMAIL & EDGAR

Christie Wong

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dole plc (the “Company”)

Registration Statement on Form F-1 (Registration No. 333-257621)

Dear Ms. Wong:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-257621) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on July 29, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Hong, of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2227 and that such effectiveness also be confirmed in writing.

Very truly yours,

Dole plc

By:	/s/ Rory Byrne
Name:	Rory Byrne
Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

P. Michelle Gasaway, Esq.

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

David C. Eisman, Esq.

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Hong, Esq.

cc:	Latham & Watkins LLP

Marc D. Jaffe, Esq.

cc:	Latham & Watkins LLP

Ian D. Schuman, Esq.

cc:	Latham & Watkins LLP

Adam J. Gelardi, Esq.